FEDER, KASZOVITZ, ISAACSON, WEBER, SKALA, BASS & RHINE LLP
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October 18, 2006

VIA EDGAR

Securities and Exchange Commission
Adam Phippen, CPA
Division of Corporate finance
100 F Street, N.E.
Washington, D.C. 20549-5546

RE: Innovative Food Holdings, Inc. (the “Company”)

Gentlemen:

We are general counsel to the Company. On October 6, 2006 the Company filed a Current Report on Form 8-K (the “8-K”). By letter dated October 10, 2006 (the “Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the 8-K. On behalf of the Company we are responding to the Staff’s comments contained in the Letter. The numbered paragraphs below correspond to the numbered comments in the Letter.

1.
The Company is the successor by merger to a Company previously named Alpha Solarco. Pursuant to previous filings by the Company made under its previous name, as available on the Commission’s EDGAR system, it appears that the Company’s 1934 Act file number is, in fact, 0-9376 as stated.

2.
It is the practice of this law firm to provide the date of the particular Report, and then in parentheses next to it to provide the date of the earliest event being reported. Our law firm has always felt that this more closely reflects the information requested by the Commission on the Form 8-K. If this practice does not meet your approval, we will discontinue it.

Securities and Exchange Commission
October 18, 2006

3.
Both of the dates referred to in the 8-K and the Letter are correct, and it is mere coincidence that they are so close in time. As disclosed in the 8-K, the Company retained the accounting consultants on September 12, 2006 for the limited purpose of analyzing its financial statements and assisting it in responding to a comment letter previously issued by the Staff on January 19, 2006 with respect to a registration statement on Form SB-2 filed by the Company on December 21, 2005 (the “SB-2 Letter”). As disclosed in the 8-K, and unrelated to this SB-2 retention, in reviewing the Company’s financial statements on September 19, 2006, the Company’s Interim President noted an error relating to the issue of the need to accrue for penalties and interest arising from some of the Company’s convertible debentures. The Company then notified its independent auditor of this potential issue, and the independent auditor recommended that the Company discuss the matter with its accounting consultant who had been previously retained. We believe that the 8-K accurately states this sequence, “Our independent auditors recommended that we present the issue to our outside accounting consulting firm and seek their comment on the matter” (emphasis added). We believe that from the specific language utilized in the 8-K, the inference is clear that the accounting consultants had already been retained for other purposes (i.e., reviewing the Company’s financial statements in order to address the Staff’s comments in the SB-2 Letter) at the time the Company’s independent auditor was alerted to the potential error relating to the accrual for penalties and interest. We therefore do not understand the basis for your comment that with regard to the matter disclosed in the 8-K, the Company’s “independent auditors recommended that you retain accounting consultants” since that is factually incorrect, as they had already been retained to assist the Company in responding to the Staff’s unrelated comments in the January 2006 SB-2 Letter. Accordingly, we do not believe that any revision is required in response to this comment. Please note that the latter two items disclosed in the 8-K as requiring revision (i.e., the below market conversion feature on convertible debt instruments issued in 2004, and the valuation of common stock issued at below market prices) were identified by the Company’s accounting consultants as part of their mandate to review the Company’s financial statements in order to address the Staff’s comments contained in the SB-2 Letter.

4.
The Company has three directors: Sam Klepfish (also the Interim President), Joel Gold and Michael Ferrone. At the time in question, Messrs. Gold and Ferrone were each out of the country and were generally unavailable. As a result, Mr. Klepfish was unable to arrange for a formal board meeting, even by telephone conference. However, not wanting to delay the release of the information, Mr. Klepfish contacted each of the two directors sequentially, Mr. Gold on October 3 and Mr. Ferrone on October 5, to apprise them of the conclusions of the Company’s accounting consultants, consisting of (i) their conclusions regarding the accrual of penalties and interest initially identified by the Company and (ii) their conclusions with respect to items raised by the Staff’s comments in the SB-2 Letter. Mr. Klepfish also advised each director that he, and Ms. Carol Houston the Company’s Principal Financial Officer, agreed with the findings of the accounting consultants, and would be preparing and filing the 8-K. The 8-K accurately discloses the date of board notification when it states “On October 3 and October 5, 2006, Mr. Klepfish contacted each of our directors to discuss the results of the investigation of our outside accountants” but specifically does not say when the Board took action, since there were consultations with board members on two separate days but no formal Board meeting and therefore no formal Board action. Each director agreed that filing the 8-K was the proper and necessary course of action. Accordingly, we do not believe that any revision is required in response to this comment.

Securities and Exchange Commission
October 18, 2006

5.
As disclosed in the 8-K, the issue relating to the accrual of penalties and interest was initially discovered by the Company’s Interim President, and he then brought it to the attention of the Company’s independent auditors. At that time, the independent auditors took no position on the issue, but rather recommended that the Company present the matter to its previously retained accounting consultants. The Company had no further discussion on the issue with its independent auditors. As disclosed in the 8-K, the Company’s accounting consultants discussed their conclusions with the Company’s independent auditors. Also, as a courtesy, the undersigned, on October 5, the day before it was actually filed, sent a copy of the 8-K to the Company’s independent auditors and received no comments from them. Under these circumstances, when the error was initially discovered by the Company, and the Company’s independent auditors did not participate in any discussions with the Company in its resolution, we believe that the 8-K was properly filed pursuant to Item 4.02(a) and not Item 4.02(b). As a result, it is our view that Item 4.02(c) is inapplicable. Accordingly, we do not believe that any revision is required in response to this comment.

For all of the above reasons, we do not believe that an amendment to the 8-K is necessary.

The Company has authorized us to state on its behalf that it is aware and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ IRVING ROTHSTEIN

Irving Rothstein